# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DROR ORTHO-DESIGN INC., CIK 0001282980
CUSIP: 670085109
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: Shatner Street 3, Jerusalem, Israel (L3), 9546103
Date of event which requires filing of this statement: 11/14/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812115

## Reporting persons
- Congregation Ahavas Tzdokah Vchesed Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 61,667,440; shared voting power 0; sole dispositive power 61,667,440; shared dispositive power 0; aggregate amount beneficially owned 61,667,440 (6.444% of the class)
  Comment: Note to 7, 9 and 11: Based on 956,997,116 shares issued and outstanding as of November 14, 2024 as disclosed in Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024 for the quarter ending September 30, 2024.

## Item 1. Issuer
Name of issuer: DROR ORTHO-DESIGN INC.
Address of issuer's principal executive offices: Shatner Street 3, Jerusalem, Israel, 9546103

## Item 2. Person Filing
Name of person filing: Congregation Ahavas Tzdokah Vchesed Inc.
Address of principal business office or, if none, residence: 1347 42nd Street, Brooklyn, NY 11219
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 61,667,440.00
Percent of class: 6.444%
Sole power to vote or to direct the vote: 61,667,440.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 61,667,440.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Congregation Ahavas Tzdokah Vchesed Inc.: /s/ Rabbi Nathan P. Erlich, Rabbi Nathan P. Erlich, President (06/20/2025)